

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Man Chung Chan
Chief Executive Officer
Cosmos Group Holdings Inc.
37/F, Singapore Land Tower
50 Raffles Place
Singapore, 048623

> **Re: Cosmos Group Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **File No. 000-55793**

Dear Man Chung Chan:

We issued comments to you on the above captioned filings on September 22, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 21, 2023.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Lorie Empie at (202) 551-3714 or Matthew Derby at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets